Exhibit 12

CENTERPOINT ENERGY, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2007	2008

Net Income	$291	$360
Income tax expense	154	213
Capitalized interest	(18)	(10)
	427	563

Fixed charges, as defined:

Interest	461	446
Capitalized interest	18	10
Interest component of rentals charged to operating expense	12	11
Total fixed charges	491	467

Earnings, as defined	$918	$1,030

Ratio of earnings to fixed charges	1.87	2.21
          ________
(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2007 and 2008 is interest expense of $5 million and $10 million, respectively, which is included in income tax expense. The ratio of earnings to fixed charges would be 1.85 and 2.16, respectively, for the nine months ended September 30, 2007 and 2008, if the interest expense included in income tax expense were included in the computation of fixed charges.